05040860

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~041595~~ 49511

SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LEVCO Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Rockefeller Plaza
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norris Nissim **212-332-8437**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

60 Broad Street	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John A. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LEVCO Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman
Title

Notary Public

KAREN E. L[illegible]
Commission Expires Febr[illegible] 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental report of independent auditors on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

LEVCO SECURITIES, INC.

Year ended December 31, 2004
with Report of Independent Auditors

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
LEVCO Securities, Inc.

We have audited the accompanying statement of financial condition of LEVCO Securities, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LEVCO Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 8, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

LEVCO Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 498,981
Receivable from clearing broker	454,081
Distribution commission receivable	24,978
	$ 978,040

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to affiliate	$ 538,348
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	549,991
Accumulated deficit	(110,309)
Total stockholder's equity	439,692
Total liabilities and stockholder's equity	$ 978,040

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2004

NOTE A - ORGANIZATION

LEVCO Securities, Inc. (the "Company") is organized as a corporation under the laws of the state of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company generates commissions by introducing customer securities transactions to a third-party clearing broker-dealer whereby that broker-dealer clears transactions for the Company's customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. In addition, the Company serves as a placement agent for an unaffiliated investment advisor related to sales of interests in such advisor's investment funds. The Company is a wholly-owned subsidiary of John A. Levin & Co., Inc. (which is wholly-owned by Levin Management Co., Inc. ("LMC")), which in turn is a wholly-owned subsidiary of BKF Capital Group, Inc. ("BKF" or the "Parent").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Company considers money market funds and United States Treasury Bills with maturities at acquisition of three months or less to be cash equivalents.

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition. Investments in money market funds and United States Treasury Bills are carried at market value and amortized cost, respectively, which approximate fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

NOTE C - INCOME TAX ALLOCATION

The Company is included in the consolidated Federal, combined state and local income tax returns filed by BKF. Income taxes accrued are offset against other amounts due to/from LMC and are included in due to affiliate in the statement of financial condition.

NOTE D - RECEIVABLES

Clearing Broker

The Company acts as an introducing broker and all transactions for its customers are cleared through and carried by a major U.S. securities firm on a fully disclosed basis. The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In the ordinary course of its business, however, the Company does not accept orders with respect to client accounts if the funds required for the client to meet its obligations are not on deposit in the client account at the time the order is placed.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

Distribution

The Company acts as a placement agent for an unaffiliated investment advisor to solicit prospective investors to acquire interest in the unaffiliated investment advisor's funds. Pursuant to the placement agent agreement with the unaffiliated investment advisor, the Company will receive a distribution fee based on percentage of the fees earned by the unaffiliated investment advisor on the investor's interests in the funds. The Company does not provide any investment advisory services to the unaffiliated investment advisor or its funds.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital, as defined, of $414,714, which was $364,714 in excess of its required minimum net capital.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has a management services agreement with LMC whereby the Company is charged for its respective share of expenses, including, but not limited to, employee services, office space, equipment, administrative support and communication expenses. The charge is based upon a method, which allocates expenses in amounts generally commensurate with LMC's support of the operation of the Company including compensation, occupancy, communication and other expenses, which are reflected individually on the statement of operations. All expenses, excluding commission and floor brokerage, were directly charged to the Company under the management services agreement. The agreement may be terminated by either party upon 90 days' notice.

The Company earns substantially all of its commission revenues from certain investment advisory accounts of John A. Levin & Co., Inc.

NOTE G - STOCKHOLDER'S EQUITY AND NON-CASH TRANSACTIONS

In October 2004, LMC contributed $400,000 to the Company, which was which was settled through a reduction in the amount due to LMC and as a contribution to additional paid-in capital.